UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

1 October 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Result of Annual General Meeting

At the Annual General Meeting of Diageo plc held on Thursday, 30 September 2021 (the "AGM"), all resolutions contained in the Notice of Annual General Meeting 2021 (the "Notice") were passed.

The results of the poll held at the AGM are as follows:

		VOTES FOR	% FOR	VOTES AGAINST	% AGAINST	VOTES WITHHELD
1)	Report and accounts 2021	1,744,473,475	99.81	3,272,009	0.19	5,683,139
2)	Directors' remuneration report 2021	1,661,293,734	96.04	68,483,076	3.96	23,650,135
3)	Declaration of final dividend	1,749,775,174	99.82	3,194,816	0.18	434,525
4)	Election of Lavanya Chandrashekar as a director	1,749,008,414	99.79	3,672,609	0.21	648,938
5)	Election of Valérie Chapoulaud-Floquet as a director	1,749,671,363	99.90	1,775,357	0.10	1,879,449
6)	Election of Sir John Manzoni as a director	1,749,494,008	99.89	1,902,528	0.11	1,912,261
7)	Election of Ireena Vittal as a director	1,491,809,494	93.04	111,615,760	6.96	149,882,366
8)	Re-election of Melissa Bethell as a director	1,746,853,982	99.74	4,587,190	0.26	1,866,405
9)	Re-election of Javier Ferràn as a director	1,742,259,593	99.48	9,157,035	0.52	1,877,409
10)	Re-election of Susan Kilsby as a director	1,666,851,846	95.17	84,525,765	4.83	1,879,485
11)	Re-election of Lady Mendelsohn as a director	1,749,495,412	99.89	1,887,429	0.11	1,893,536
12)	Re-election of Ivan Menezes as a director	1,751,542,776	99.95	892,147	0.05	645,104
13)	Re-election of Alan Stewart as a director	1,749,646,201	99.90	1,728,328	0.10	1,882,052
14)	Re-appointment of auditor	1,742,879,604	99.43	9,956,533	0.57	530,634
15)	Remuneration of auditor	1,750,303,428	99.86	2,409,690	0.14	591,966
16)	Authority to make political donations and/or to incur political expenditure	1,680,953,677	97.34	45,979,318	2.66	26,519,144
17)	Authority to allot shares	1,663,055,573	96.83	54,522,624	3.17	35,767,516
18)	Disapplication of pre-emption rights	1,685,837,432	98.39	27,667,078	1.61	39,788,572
19)	Authority to purchase own ordinary shares	1,725,162,526	98.62	24,071,769	1.38	4,129,263
20)	Reduced notice of a general meeting other than an AGM	1,581,026,394	91.47	147,380,203	8.53	24,964,149

On 28 September 2021, there were 2,332,333,633 ordinary shares (excluding treasury shares) in issue.

In accordance with Listing Rule 9.6.2R, copies of the resolutions passed as special business at the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

James Edmunds
Deputy Company Secretary
1 October 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 October 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary